Exhibit 21.1
SUBSIDIARIES OF TENABLE HOLDINGS, INC.

Name of Subsidiary	Jurisdiction of Incorporation
Tenable, Inc.	Delaware
Accurics, Inc.	Delaware
Ermetic Ltd.	Israel
Apex Security Ltd	Israel
Vulcan Cyber Ltd	Israel
Tenable Israel Ltd.	Israel
Bit Discovery, Inc.	Delaware
Tenable Network Security Ireland Limited	Ireland
Alsid, SAS	France
Tenable Public Sector LLC	Delaware
Vulcan Cyber, Inc.	Delaware